Exhibit 99.55

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

September 21, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on September 21, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman & Director Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

September 21, 2020.

Schedule "A"

Bitfarms Announces - Lease Financing for 2,000 WhatsMiner M31S Miners Adding 144 Petahash of Computing Power - Letter of Intent with BlockFills for Lease Financing of 7,000 Additional New Generation Miners – Completion of Note Restructuring

Toronto, Ontario and Brossard, Québec (September 21, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) is pleased to announce that it has entered into an equipment lease with BlockFills for 2,000 WhatsMiner M31S miners to be delivered and installed by the end of October 2020. The Company is also pleased to announce that is has signed a non-binding Letter of Intent (“LOI”) with BlockFills, the first electronic, off exchange, digital liquidity provider, to provide additional lease financing for approximately 7,000 more new generation miners by the end of 2020.

New Equipment Lease

The Company has entered into an equipment lease with BlockFills for 2,000 WhatsMiner M31S miners for a term of 24 months that carries an implicit annual interest rate of 9.5%. The lease also includes a bargain purchase option which, when exercised, will transfer ownership of the equipment to Bitfarms at end of the lease term for a nominal amount. Bitfarms will make weekly lease payments that will fully retire the capitalized cost of the miners over the term of the lease. The new mining hardware is expected to be fully operational by the end of October and will add approximately 144 petahash per second to the Company's installed computing power as well as consuming approximately 6.6 megawatts ("MW") of electricity.

Lease Financing Partnership with BlockFills

The Company has signed a non-binding LOI with BlockFills to secure additional future lease financing that, with the previously announced leases for 3,000 miners, would total in the range of USD$12 to $15 million and add approximately 800 to 840 PH to the Company’s operations by the end of 2020, subject to mining equipment inventory availability. All future leasing would be for 24 month terms at a 9.5% annual interest rate. In addition, subject to regulatory approval, BlockFills would be provided with up to 1,000,000 warrants (the “Warrants”) in Bitfarms Ltd. at a strike price of USD$0.40 per warrant for at term of two years. Each Warrant would provide the right to acquire one common share of the Company. The number of Warrants will be issued on a pro-rata basis based on a minimum USD$12,000,000 purchase price of equipment leased to Bitfarms. For example, if only $9,000,000 in lease financing is provided, BlockFills would receive 75% of total Warrants, or 750,000 Warrants.

“With the 1,850 miners purchased in June, the 1,000 miners leased in August and the latest lease of 2,000 miners, Bitfarms will have added approximately 360 PH by the end of October and we expect more capacity to be added before the end of 2020. We are thrilled to have partnered with BlockFills to seek further leased equipment in the coming months. With our existing competitively priced electricity infrastructure, we believe we are at a competitive advantage to operations that rely on hosting, and given this strategic partnership with BlockFills, we are firmly positioned to be one of the leading public crypto mining operations in North America, both in terms of computing power and profitability” said Emi Grodzki, Interim CEO of Bitfarms.

Neil van Huis, Director of Sales and OTC Trading at BlockFills added: “BlockFills is pleased to partner with Bitfarms as it continues to execute its growth plans. We were impressed with the quality of operations and the professionalism of their team and we look forward to growing our partnership with the Bitfarms team in the future”.

Completion of Note Restructuring

The restructuring agreement with Dominion Capital LLC (“Dominion”) to amend certain terms and conditions of two of the Company’s USD$5,000,000 loan tranches has been completed as announced on August 20, 2020 and September 14, 2020.

The Company and Dominion agreed to amend the second loan tranche of USD$5,000,000, to extend the maturity date from the original due date of April 17, 2021 to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company issued 1 million shares to Dominion, and reduced the term of the 1,666,667 warrants, exercisable at USD$0.40 from the original expiry date of April 16, 2024 to November 1, 2021.

The Company and Dominion also agreed to restructure the third loan tranche of USD$5,000,000 due June 20, 2021 (the “Tranche #3 Restructuring”). Pursuant to the Tranche #3 Restructuring, the third loan tranche of USD$5,000,000 was made convertible, at the option of Dominion, into common shares of Bitfarms at a fixed conversion of USD$USD$0.59 per share, a premium of approximately 100% to the current market price of the Company’s shares. Further pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at USD$0.40 per share, expiring on June 20, 2024 were cancelled. The Company issued to Dominion 1,666,667 warrants at an exercise price of USD$0.304 (CAD$0.40) per share, expiring on June 20, 2021.

The securities issued pursuant to the restructurings are subject to the statutory resale restrictions including the Canadian hold period of four months and one day expiring on January 18, 2021.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: there is no assurance that the non- binding LOI with BlockFills will close on the terms as announced or at all, or that any such terms will be economic or of benefit to the Company; the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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